UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 4

                          Command Security Corporation
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    20050L100
                                    ---------
                                 (CUSIP Number)


                               Mr. Bruce Galloway
                      c/o Galloway Capital Management, LLC
                           1325 Avenue of the Americas
                              New York, N.Y. 10019

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  June 8, 2004
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 20050L100
-------------------


1)  NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bruce Galloway
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [x]
                                                        (b)  [ ]
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    OO
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                          |_|
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-------------------------------------------------------------------------------
                             7)   SOLE VOTING POWER
NUMBER OF                         384,500
SHARES                     -----------------------------------------------------
BENEFICIALLY                 8)   SHARED VOTING POWER
OWNED BY                          0
EACH                       -----------------------------------------------------
REPORTING                    9)   SOLE DISPOSITIVE POWER
PERSON                            172,500
WITH                       -----------------------------------------------------
                            10)   SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    384,500
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.1%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 20050L100
-------------------

1)  NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GCM Security Partners, LLC
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [x]
                                                          (b)  [ ]
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                            |_|
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
NUMBER OF                          1,617,339
SHARES                      ----------------------------------------------------
BENEFICIALLY                  8)   SHARED VOTING POWER
OWNED BY                           0
EACH                        ----------------------------------------------------
REPORTING                     9)   SOLE DISPOSITIVE POWER
PERSON                             1,617,339
WITH                        ----------------------------------------------------
                             10)   SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,297,966
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    53.1%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------

            This Amendment No. 4 amends the Schedule 13D filed on June 8, 2004, on behalf of Mr. Bruce Galloway, an individual investor, and GCM Security Partners, LLC ("GCM"), a newly-formed Delaware limited liability company of which Mr. Galloway is a Managing Member (collectively, the "Reporting Persons"), with respect to the common stock, par value $0.0001 per share ("Common Stock"), of Command Security Corporation, a New York corporation (the "Company" or "Command").

            Item 1.  Security and Issuer.

      The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at Route 55, Lexington Park, Lagrangeville, NY, 12540.

            Item 2.  Identity and Background.

            (a) - (c) This statement is being filed by Mr. Bruce Galloway, an individual investor and GCM Security Partners, LLC ("GCM"), a newly-formed Delaware limited liability company of which Mr. Galloway is a Managing Member (collectively, the "Reporting Persons"), each of whose principal place of business is c/o Galloway Capital Management, LLC, 1325 Avenue of the Americas, 26th Floor New York, NY 10019.

            (d) - (e) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Galloway is a United States citizen and GCM is a limited liability company formed under the laws of the State of Delaware.

            Item 3.  Source and Amount of Funds or Other Consideration.

      GCM paid an aggregate of $2,850,000 in immediately available funds for the securities of the Company that it acquired from Reliance (as defined below) pursuant to the transaction referred to in Item 4, below. Such funds were was paid to Reliance in the transaction pursuant to which GCM acquired from Reliance the securities of the Company on May 21, 2004. The purchase price for such acquired shares was paid out of the working capital of GCM.

            Item 4.  Purpose of Transaction.

      On June 18, 2004, a United States District Court Judge for the Southern District of New York awarded summary judgement in favor of GCM, finding GCM to be the lawful owner of the Command securities it purchased from Reliance Security Group plc ("Reliance") pursuant to the Securities Purchase Agreement (the "Securities Purchase Agreement"), dated April 23, 2004, between GCM and Reliance (as previously announced by the Reporting Persons). William Vassell, the Chief Executive Officer of the Company, ("Vassell") had commenced the lawsuit on April 8, 2004, (as previously announced by the Reporting Persons), seeking to prevent the transaction from going forward and thereafter to declare the sale invalid.

      In addition, Command, its Board of Directors, Vassell and all persons acting in concert with them, have been preliminarily and permanently enjoined by the court to do nothing to interfere with the registration of GCM's shares on Command's books or to take any action to interfere with GCM's exercise of its rights as a shareholder. Also, all other claims in the action brought by Vassell against GCM, Command and Reliance were dismissed in their entirety.

      Pursuant to the Securities Purchase Agreement, GCM owns (i) 1,617,339 shares of the Company's Common Stock, (ii) 12,325.35 shares of the Company's preferred stock (which are convertible into 1,232,535 shares of the Company's Common Stock, (iii) a warrant to acquire 150,000 shares of the Company's Common Stock at an exercise price of $1.03125 per share and (iv) a warrant to acquire 2,298,092 shares of the Company's Common Stock at an exercise price of $1.25 per share.

      The Reporting Persons are currently able to control the outcome of substantially all matters submitted to a vote of the Company's shareholders, due to their significant ownership of the Company's securities.

            Item 5.  Interest in Securities of the Issuer.

      (a) As of the date hereof, GCM beneficially own an aggregate of 5,297,966 shares of Common Stock (including an aggregate of 2,448,092 shares underlying the warrants described in Item 4 hereof), representing approximately 53.1% of the outstanding shares of Common Stock, giving effect to the shares underlying all outstanding warrants and options to purchase Common Stock and all outstanding shares of preferred stock of the Company that are convertible into Common Stock by GCM, based upon the 6,287,343 shares of Common Stock reported by the Company to be issued and outstanding as of February 13, 2004 in the Company's latest Form 10-Q filed with the Securities and Exchange Commission. This percentage does not give effect to any outstanding shares of preferred stock, warrants or options that are convertible or exercisable, as the case may be, by any holder of the Company's securities, other than those held by the Reporting Persons.

      Mr. Galloway may be deemed to have obtained beneficial ownership of Common Stock pursuant to a Proxy, dated April 6, 2004, from Europa International Inc. ("Europa") pursuant to which Mr. Galloway was appointed the proxy of Europa, with full power and sole discretion to vote the shares of Common Stock held by Europa for a period of three months. Mr. Galloway, for and on behalf of accounts over which he has control, beneficially owns an aggregate of 384,500 shares of Common Stock, representing approximately 6.1% of the outstanding shares of the Common Stock. Europa beneficially owns an aggregate of 212,000 shares of Common Stock, representing approximately 3.4% of the outstanding shares of Common Stock.

      (b) GCM has sole voting power over, and sole power to dispose of, 1,617,339 shares of Common Stock. Mr. Galloway has sole voting power over 384,500 shares of Common Stock and sole power to dispose of 172,500 shares of Common Stock.

      (c) Except as described above, the Reporting Persons have not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

      (d) Not applicable.

      (e) Not applicable.

            Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

            As stated above, Mr. Galloway was appointed the proxy of Europa, with full power and sole discretion to vote the shares of Common Stock held by Europa for a period of three months. No shares of the Common Stock were purchased from Europa.

            Item 7. Material to be Filed as Exhibits.

            None.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 2004



                                          /s/ Bruce Galloway
                                          -----------------------------
                                          Bruce Galloway





                                          GCM Security Partners, LLC



                                          By: /s/ Bruce Galloway
                                             --------------------------
                                          Name:  Bruce Galloway
                                          Title: Managing Member